EXHIBIT 99.5

Press Release

Total Board of Directors confirms priority of implementing Group’s growth strategy and announces shareholder return policy for next 3 years :

2017 dividend proposed at 2.48 €/share

Increasing dividend by 10% over 2018-20

Up to $5 billion share buyback over 2018-20

Paris, February, 8, 2018 – The Board of Directors met on February 7, 2018 to review the Group’s 2017 accounts and cash flow allocation, including the shareholder return policy, for the next three years.

Despite a volatile environment over the past three years, Total has successfully reset its business model, delivering solid results in 2017 thanks to strong operational performance and reducing its pre-dividend organic breakeven to 27 $/b Brent.

After five years of heavy investment, Total is now delivering strong cash-accretive production growth. The Group has also invested counter-cyclically to acquire resources at attractive prices and is emerging stronger, with clear visibility on growing cash flow and a net-debt-to-capital ratio reduced to 12% at end-2017 that provides increased financial flexibility.

Confident in the ability of the Group’s teams to seize value-adding growth opportunities, the Board of Directors confirms the priority to implement its long term growth strategy.

In this context, the Board of Directors has decided to provide visibility on cash flow allocation and shareholder return for the next three years. The Board of Directors confirms a capital investment program of 15-17 B$ per year, set an objective to maintain the net-debt-to-capital ratio below 20%, and maintain its grade A credit rating and further proposes the following measures:

1.	Increasing the dividend by 10% over the next 3 years

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The full-year 2017 dividend will be proposed to the Combined Shareholders’ Meeting at 2.48 €/share, corresponding to a final quarterly dividend of 0.62 €/share and an increase of 1.2% compared to the full-year 2016 dividend

•	The 2018 interim dividends[1] will be increased by 3.2% to 0.64 €/share, with the intention of proposing to the Combined Shareholders’ Meeting a full-year 2018 dividend of 2.56 €/share

•	The target for the full-year 2020 dividend would be 2.72 €/share

[1]	First interim dividend will be paid in October 2018

2.	Buying back shares issued with no discount as part of the scrip dividend option

•	Maintain the scrip dividend option, with no discount on the price, since certain shareholders prefer to take their dividend in shares

•	Buy back the newly issued share with the intention to cancel them. No dilution linked to the scrip dividend from 2018

•	The buyback of the shares issued in January 2018 as part of the 2nd 2017 interim dividend payment will start immediately

3.	Buying back up to 5 B$ of shares over the period 2018-20

•	The objective is to share with investors the benefits of the oil price upside

•	The amount of buyback will be adjusted to the oil price

•	This is in addition to the scrip share buyback

2017 Dividend

The Board of Directors has decided to propose to the Combined Shareholders’ Meeting, which will be held on June 1, 2018, an annual dividend of 2.48 €/share for 2017, an increase of 1.2% compared to 2016. Given the three previous 2017 interim quarterly dividends of 0.62 €/share, a fourth quarter 2017 dividend of 0.62 €/share is therefore proposed.

The Board of Directors also decided to propose to the Combined Shareholders’ Meeting the alternative for shareholders to receive the fourth quarter 2017 dividend in cash or in new shares of the company with no discount.

Subject to approval at the Combined Shareholders’ Meeting:

•	the ex-dividend date for the fourth quarter dividend will be June 11, 2018;

•	the payment of the dividend in cash or the delivery of shares issued in lieu of the cash dividend is set for June 28, 2018.

American Depositary Receipts (“ADRs”) will receive the final quarterly installment of the 2017 dividend in dollars based on the then-prevailing exchange rate according to the following timetable:

ADR ex-dividend date	June 7, 2018
ADR record date	June 8, 2018
ADR distribution date for cash or shares issued in lieu of the cash dividend	July 6, 2018

Registered ADR holders may also contact JP Morgan Chase Bank for additional information. Non-registered ADR holders should contact their broker, financial intermediary, bank or financial institution for additional information.

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, and a major player in low carbon energy. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investors Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL S.A. directly or indirectly owns investments are separate legal entities. TOTAL S.A. has no liability for their acts or omissions. In this document, the terms “Total” and “Total Group” are sometimes used for convenience where general references are made to TOTAL S.A. and/or its subsidiaries. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL S.A. nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.